SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of March, 2026

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA

(Exact name of registrant as specified in its charter)

Energy Company of Paraná

(Translation of Registrant's name into English)

José Izidoro Biazetto, 158
81200-240 Curitiba, Paraná
Federative Republic of Brazil
+55 (41) 3331-4011

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

Capacity Reserve Auction Note: Photo of the Foz do Areia Hydro Power Plant 2 DISCLAIMER Forward-lookingstatementsarenotguaranteesofperformance:theyinvolverisks,uncertainties,andassumptions,astheyrefertoeventsthatmayormaynotoccur. Generaleconomicconditions,industry-specificfactors,andoperationalvariablesmayaffectCopel’sfutureperformanceandleadtoresultsthatdiffermateriallyfromthoseexpressedinsuchforward-lookingstatements. 3 Hydropower ensures lower rates and greater system efficiency 1 Lower costs for the SIN* and affordable tariffs Renewable and clean energy, with zero carbon emissions Greater flexibility compared with other sources 2 Unique advantages in frequency control, synchronous compensation and operational reserves 3 Majority of equipment manufactured in Brazil 4 5 * Integrated Electric System 4 Power auction reinforces the path to value creation Strategic expansion of the generation portfolio 4GW+ pipeline for future auctions Significant and sustainable economic impact Driving the 2035 Strategy Note: Photo of Segredo Hydro Power Plant 5 Foz do Areia HPP Segredo HPP 1 2 Overview of assets 1,260 MW Installed Capacity 1,676 MW Installed Capacity 568 MWavg Physical Guarantee 553 MWavg Physical Guarantee 2,526 MW Installed Capacity 2,536 MW Installed Capacity 588 MWavg Physical Guarantee 609 MWavg Physical Guarantee 9thlargest HPP in Brazil 8thlargest HPP in Brazil Foz do AreiaHydro Power Plant (GOV. BENTO MUNHOZ) 1,676 MW + 860 MW 1 Segredo Hydro Power Plant (GOV. NEY BRAGA) 1,260 MW + 1,266 MW 2 +860 MW +21 MWm +1,266 MW +56 MWm Note: figures are subject to rounding Note: Map of the state of Paraná 6 Foz do Areia Hydroelectric Power Plant Segredo Hydroelectric Power Plant Key modeling indicators InstalledcapacityavailableforLRCAP(MW)¹ 690.470 1,172.344 Physicalguaranteefromexpansion(Mwavg)2 20.6 56.3 Powergenerationterm 15 years 15 years Estimatedstartofoperation August 2030 August 2030 Contractedgrossprice(R$thousand/MW/year)3 R$ 1,395.00 R$ 1,395.00 Estimatedinvestment(R$billion) R$ 1.3 R$ 3.6 Estimatedleverage 70% 70% Transmission System Usage Fee –TUST (R$/MW/month)4 R$ 5.75 –R$ 6.10 R$ 6.73 –R$ 7.19 1Total installed capacity adjusted by Capacity Availability Factor (FDispCap) for the Segredo project and by Reference Storage for the Foz do Areia project; 2Energy available for sale on the ACL; 3Amount to be adjusted annually based on the IPCA index, with a base date of Sept. 2025; 4Amount to be updated annually in accordance with the variation in the IPCA and/or IGPM, with a base date of June 2025 and calculated based on the project’s total installed capacity, which is 860 MW for Foz do Areia and 1,266 MW for Segredo. 7 Building value over time: Copel’s virtuous cycle Operational efficiency Reinvestments of high-return projects Consistent returns Value Compounding Optimal leverage Definition of minimum return 8 Q&A INVESTOR RELATIONS ri@copel.com +55 (41) 3331-4011 ri.copel.com /company/copel /copel www.copel.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date March 18, 2026

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Daniel Pimentel Slaviero
Daniel Pimentel Slaviero Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.